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06005168

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
JUN 13 2006
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **01/01/05** AND ENDING **12/31/05**

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2006
BRANCH OF REGISTRATIONS AND 03 EXAMINATIONS

NAME OF BROKER DEALER: Benfield Advisory Inc.

OFFICIAL USE ONLY
42108
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
140 Broadway, Suite 3200
New York, New York 10005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Leppones (203) 291-2203

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
100 Pearl Street Hartford Connecticut 06103-3598

CHECK ONE:
__X__ Certified Public Accountant
_____ Public Accountant
_____ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Milan M. Radonich**, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of **Benfield Advisory Inc.** as of **December 31, 2005**, are correct and true. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of the customer, except as follows.

____

____

____

Signature

State of Connecticut
ss. Westport
County of Fairfield

Chief Financial Officer
Title

On this 28th day of February 2006, before me, Milan M. Radonich, personally appeared is subscribed to this document and executed for the same purposes therein.

Melanie L. Mahoney
Notary Public

MELANIE L. MAHONEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2006

This report ** contains (check all applicable boxes):

_X___ (a) Facing page.
_X___ (b) Statement of Financial Condition.
_____ (c) Statement of Income (Loss).
_____ (d) Statement of Changes in Financial Condition.
_____ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_____ (g) Computation of Net Capital.
_____ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_____ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
_____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X___ (l) An Oath or Affirmation.
_____ (m) A copy of the SIPC Supplement Report.
_____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benfield Advisory Inc.

Statements of Financial Condition
December 31, 2005 and 2004

Benfield Advisory Inc.
Statements of Financial Condition
December 31, 2005 and 2004
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of Benfield Advisory Inc.:

In our opinion, the accompanying statements of financial condition present fairly, in all material respects, the financial position of Benfield Advisory Inc. at December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

Benfield Advisory Inc.
Statements of Financial Condition
December 31, 2005 and 2004

	December 31, 2005	December 31, 2004
Assets		
Cash	$ 12,639,565	$ 7,078,290
Fees receivable	1,720,000	6,000,000
Other assets	12,125	2,172
Total Assets	$ 14,371,690	$ 13,080,462
Liabilities		
Payable to affiliated companies	$ 3,653,573	$ 6,940,597
Sub-agent fees payable	0	267,917
Accrued compensation and benefits	21,277	3,033
Other liabilities	10,000	0
Total Liabilites	3,684,850	7,211,547
Stockholder's Equity		
Common Stock, $0.01 par value; 100,000 shares authorized; 100 shares issued and outstanding	1	1
Additional paid-in capital	568,261	568,261
Retained earnings	10,118,578	5,300,653
Total Stockholder's Equity	10,686,840	5,868,915
Total Liabilities and Stockholder's Equity	$ 14,371,690	$ 13,080,462

See the accompanying notes to the financial statements.

1. Summary of Significant Accounting Policies

Nature of operations
Benfield Advisory Inc. (the "Company") is incorporated in the state of Delaware and is an indirect wholly-owned subsidiary of Benfield Holdings US Inc. ("BHUS"). The Company conducts business as a broker-dealer and focuses on (a) private placements; (b) investment banking services in the area of insurance company mergers and acquisitions, management buyouts, recapitalizations, and related transactions; and (c) structuring and privately placing diversified insurance-backed securities ("DIBS") and other insurance-related securities.

Securities, including DIBS and other insurance-related securities, are placed by the Company on an agency basis with "accredited investors," as such term is defined under Regulation D under the Securities Act of 1933, as amended, and all funds paid directly to the issuer. All securities are transmitted directly by the issuer to the purchasers. The Company does not hold customer funds or securities or engage in retail securities sales.

The accompanying statements of financial condition have been prepared in accordance with accounting principles generally accepted in the United States of America.

Certain amounts in the 2004 statement of financial condition have been reclassified to conform to the 2005 presentation.

Use of estimates
In preparing the Company's statements of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents
The Company considers all investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition and Related Sub-Agent Fees
Fees from services rendered are recognized as earned when billed, unless contingent upon the success of the underlying transaction, in which case, they are recognized as earned upon the transaction's closing. Fees and/or revenue sharing paid (or payable) to sub-agents and/or affiliate are recognized as a reduction of revenue, at the time the related revenue is recognized as earned. In 2005 and 2004, fees earned are shown net of sub-agents' fees of $231,000 and $599,167, respectively.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company recognizes income tax expense, on a separate-company basis, using a combined effective tax rate of approximately 41% (35% federal and 6% state) of its taxable income in accordance with a management and expense sharing agreement with Benfield Inc. ("Benfield"), another affiliate. Deferred income taxes have not been recorded, as there are no future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Any tax benefit is recorded to the extent realized in the consolidated income tax provision.

2. Related Party Transactions

Under the terms of this management and expense sharing agreement, Benfield is responsible for paying all operating costs and expenses, including income taxes, incurred by the Company and the Company is not obligated to reimburse Benfield for such payments. However, it is the Company's intent to reimburse Benfield for all expenses paid on its behalf, which have been recorded by the Company as a liability prior to their payment, and to the extent the Company has available funds. In 2005 and 2004, operating expenses paid by Benfield amounted to $5,292,740 and $1,441,439, respectively, and consisted mainly of salaries and benefits, shared corporate service charges, travel and marketing, rent and utilities, professional fees, supplies and subscriptions, filing fees and certain other miscellaneous expenses. In addition, the Company had income tax expense of $3,348,049 in 2005 and $3,140,158 in 2004.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $8,954,715, which was $8,709,059 in excess of its required net capital of $245,656. The Company's net capital ratio for 2005 is 0.41 to 1.